Motive Capital Corp
7 World Trade Center
250 Greenwich Street, FL 47
New York, NY 10007
January 31, 2022

VIA EDGAR

Sonia Bednarowski

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Re:         Motive Capital Corp

Amendment No. 2 to Registration Statement on Form S-4
Filed January 19, 2022

File No. 333-260104

Dear Ms. Bednarowski:

This letter sets forth responses of Motive Capital Corp (“Motive” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 26, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below in italics are the comments contained in the Staff’s Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 3”). Captions and page references herein correspond to those set forth in Amendment No. 3, a copy of which has been marked with the changes from the Registration Statement. Unless otherwise indicated, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	Staff Comment: Refer to your response to comment 1. Please revise the disclosure on the cover page to clarify, if true, that approximately $17.25 million is attributable to Motive's public warrantholders. In this regard, we note that the disclosure states that "approximately $17.25 million . . . is attributable to Motive's public shareholders."

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of Amendment No. 3 as requested.

Summary of the Proxy Statement/Prospectus

Opinion of the Financial Advisor to Motive's Board of Directors, page 25

2.	Staff Comment: Refer to your response to comment 4. Please revise to define the term "Aggregate Merger Consideration" on page 25. In addition, revise the disclosure on page 25 and throughout to clarify that Houlihan Lokey's fairness opinion does not address the fairness of the Merger from a financial point of view for Motive's Public Shareholders and Public Warrantholders.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24, 25, 134, 136, 137 and 142 of Amendment No. 3 as requested.

Risk Factors

Regulatory, Tax and Legal Risks

We have in the past, and will continue to be, subject to inquiries, exams, investigations or enforcement matters . . . ., page 62

3.	Staff Comment: Please revise to describe the SEC’s order instituting cease and desist proceedings pursuant to section 8A of the Securities Act and Section 21C of the Exchange Act In the Matter of Equidate, Inc. and Equidate Holdings LLC dated December 6, 2016.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 63 of Amendment No. 3 as requested.

Risks Relating to the Domestication

The provisions of the proposed bylaws requiring exclusive forum in the Court of Chancery . . . . page 85

4.	Staff Comment: Refer to your response to comment 11. Your disclosure that the choice of forum provision is intended to apply to fullest extent permitted by law to the specified types of actions and proceedings, including any derivative actions asserting claims under state law or federal securities laws appears to be inconsistent with Section 8 of Article VI of your By-Laws of Pubco in Annex C, which states that the "the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America." Please revise for clarity and consistency. Further, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please amend your disclosure and ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, we note your response that you have amended the risk factor on page 75 and your disclosure on page 285 to track the language of the exclusive forum provision in the Warrant Agreement. Please revise your disclosure on page 75 and throughout to clarify that the exclusive forum provision in the Warrant Agreement does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and please disclose whether the provision in the Warrant Agreement applies to suits brought to enforce a duty or liability under the Securities Act.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the choice of forum provision is intended to apply to the fullest extent permitted by law to each of the specified types of actions and proceedings described in the disclosure, including any derivative actions asserting claims under state law or the federal securities laws, and is intended to require, in each case, to the fullest extent permitted by law, that (i) any Securities Act claims be brought in the federal district courts of the United States in accordance with clause (b) of the choice of forum provision and (ii) suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) be brought in the United States District Court for the District of Delaware. The provision does not apply to any direct claims brought by New Forge’s shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Securities Exchange Act. The Company respectfully advises the Staff that the Company has revised the disclosure on pages 87, 155, 157, 160, 161 and 292 of Amendment No. 3 to clarify the foregoing as requested.

The Company respectfully advises the Staff that the Company’s previously filed disclosure in Amendment No. 2 regarding the exclusive forum provision in the Company’s Warrant Agreement states that “. . . these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act. . . .” As a result, the Company respectfully suggests that additional disclosure of this fact is not required.

Regarding claims under the Securities Act, because the federal district courts of the United States are not by law the sole and exclusive forum with respect to suits brought to enforce a duty or liability under the Securities Act (“Securities Act Claims”), this provision of the Warrant Agreement would apply to any such suits and, taken together with clause (b) of the exclusive forum provision contained the proposed bylaws of New Forge, would seek to require that Securities Act Claims related to the Warrant Agreement be brought in the United States District Court for the Southern District of New York. The Company has revised the disclosure on pages 76, 77, 288 and 289 of Amendment No. 3 to clarify the foregoing as requested.

Information about Forge

Business Overview, page 201

5.	Staff Comment: Refer to your response to comment 15. Please revise your disclosure on page 202 to clarify that the metric regarding the number of trades you have facilitated, includes, along with SharesPost historical data from its inception, your historical data from inception. Similarly please revise your disclosure on page 202 regarding your transaction volume by clarifying that the data includes SharesPost historical data from its inception and your historical data from inception.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 204 of Amendment No. 3 as requested.

Forge's Differentiated Solutions

Forge Markets, page 205

6.	Staff Comment: We note your response comment 18 and have the following comments:

• Please confirm that shares are not forward sold or sold subject to contingencies relating to the contractual obligations and/or transfer restrictions.

• Given the apparent issuer involvement in certain transactions, please provide us with your analysis as to why such transactions would not constitute a primary offering of the shares.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Per the Staff’s comment number 3 above, the Company has revised the disclosure on page 63 of Amendment No. 3 to describe the Commission's order entered December 6, 2016 in the Matter of Equidate, Inc. and Equidate Holdings LLC, pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act, Release No. 10262 (the "Order").

Pursuant to the Order, Forge (formerly known as Equidate, Inc.) completely ceased the transactions described in the Order that were deemed to be security-based swaps and implemented a new transaction contract and fund structure as described in Forge’s letter dated October 19, 2016 ("Waiver Letter"), constituting an application for waivers of disqualification under Rule 506(d)(2)(ii) of Regulation D and Rule 262(b)(2) of Regulation A under the Securities Act, which was granted by the Division of Corporation Finance, acting for the Commission pursuant to delegated authority, by letter dated December 6, 2016 (Administrative Proceeding File No. 3-17708).

Generally, shares are not forward sold or sold subject to contingencies related to contractual obligations and/or transfer restrictions. However, if Forge does agree to enter into any such forward contracts at its discretion, it does not utilize the contracts or transaction structure that was subject to the Order. As described above, Forge completely ceased entering into Shareholder Notes and Payment-Dependent Notes described in the Order and implemented the more conventional fund structure and transaction contracts described in the Waiver Letter. Any forward contracts used by Forge’s fund are settled by a future delivery of the shares, and is made contingent only on the transferability of the shares as determined by the parties, and not by any particular company-related events. Because these forward contracts are physically-settled forwards, they are exempt from Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 swaps requirements. If any applicable transfer restrictions prevent settlement of the shares on the then current delivery date, the forward will remain in effect indefinitely until share settlement is possible.

As stated in the Company’s response to comment 18 in the prior Comment Letter, an issuer is involved in transactions only in an administrative or ministerial capacity, depending on the specific contractual or other transfer restrictions that may be applicable to any proposed sale by one of the issuer’s shareholders. Typically, the issuer’s approval is only required if the issuer has an approval right or right of first refusal. Issuer approvals related to contractual transfer restrictions, transfers of legended securities or recording such transfers on its stock ledger are ordinary course administrative acts which most all private and public companies address regularly with their shareholders.

The private resale transactions on Forge’s platform are initiated by the proposed selling shareholder and proposed buyer, and not the issuer, and the issuer is not offering any securities in these transactions, nor does it receive proceeds from the sale of the shares. Additionally, as described on page 208 of Amendment No. 3, among the additional steps taken to ascertain an exemption from registration, Forge will acquire some verification of ownership from the seller by which it can assess how the seller came to own the shares, how long it has held the shares and the relative size of the issuer’s shares to be offered in a transaction, and the purchase agreement between buyers and sellers includes representations related to investment intent and other matters affirming that neither buyer nor seller has engaged in an underwriting process, nor could be deemed to be a statutory underwriter. Although each transaction must be evaluated on its own facts, Forge believes that in undertaking this process it is able to evaluate and ensure that the transactions which it agrees to facilitate would not be considered a primary offering by any issuer.

Forge Trust, page 208

7.	Staff Comment: Refer to your response to comment 16. You disclose that your average custodial account administration fee is $94 on a quarterly basis. Please briefly discuss here the factors you consider when setting the fees for an account. In this regard, we note your disclosure on page 228 that a flat fee is charged per account and additional fees are charged based on asset types held in accounts and additional services purchased by account holders, such as facilitating customers transactions with FDIC banks.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 211 of Amendment No. 3 as requested.

Our Growth Strategy, page 214

8.	Staff Comment: Refer to your response to comment 20. Please revise your disclosure on page 214 to disclose, as stated in your response letter, that "[w]hile Forge is continually evaluating international market expansion opportunities, it currently has no definitive plans with respect to specific international markets, timing or estimated costs of such expansion." In this regard, we note that your disclosure addresses only expansion of the "on-the-ground coverage" and not the expansion into additional international markets.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 216 of Amendment No. 3 as requested.

Forge's Management's Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 220

9.	Staff Comment: Please revise to disclose that you operated under the name Equidate at the time the company was founded. Please include a discussion that describes the rebrand disclosed on page 229.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 231 of Amendment No. 3 as requested.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments regarding the foregoing, please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Blythe Masters
Chief Executive Officer